UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

FREIGHTCAR AMERICA, INC.

(Exact name of Registrant as specified in its charter)

Delaware	000-51237	25-1837219
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Two North Riverside Plaza, Suite 1300 Chicago, Illinois	60606
(Address of principal executive offices)	(Zip Code)

Matthew S. Kohnke (800) 458-2235

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 — Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report.

For the year ended December 31, 2015, based upon the results of its due diligence, FreightCar America, Inc. (“FreightCar”) determined that conflict minerals (as defined in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”)) are necessary to the functionality or production of certain of the products that it manufactures or contracts to be manufactured and FreightCar is unable to determine the country of origin of conflict minerals in such products. Accordingly, FreightCar cannot exclude the possibility that some of its products may contain conflict minerals that may have originated in the Democratic Republic of the Congo or an adjoining country (as defined in Section 1502 of the Dodd-Frank Act). As a result, FreightCar is filing a Conflict Minerals Report for the year ended December 31, 2015 as Exhibit 1.01 to this Form SD.

Conflict Minerals Disclosure

A copy of FreightCar’s Conflict Minerals Report for the year ended December 31, 2015 is filed as Exhibit 1.01 to this Form SD and is also publicly available on FreightCar’s website at www.freightcaramerica.com.

Item 1.02	Exhibit.

The Conflict Minerals Report for the year ended December 31, 2015 required by Items 1.01 and 1.02 is filed as Exhibit 1.01 to this Form SD.

Section 2 — Exhibits

Item 2.01	Exhibits.

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FreightCar America, Inc.

Date: May 31, 2016	By:	/s/ MATTHEW S. KOHNKE
	Name:	Matthew S. Kohnke
	Title:	Vice President, Finance, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

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